Exhibit 1.02

CONFLICT MINERALS REPORT
PIXELWORKS, INC.
For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report of Pixelworks, Inc. (the “Company”) has been prepared for the reporting period from January 1, 2013 through December 31, 2013 pursuant to Rule 13p-1 and Form SD (the “Rule”) under the Securities Exchange Act of 1934 (the “Exchange Act”). Terms not otherwise defined herein shall have the meanings ascribed to them under Form SD, the Rule and Release No. 34-67716.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of a product manufactured by the company. The specified minerals are columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”). A company subject to the Rule must conduct a good faith reasonable country of origin inquiry reasonably designed to determine whether any of its conflict minerals originate in the “Covered Countries“ or are from recycled or scrap sources. “Covered Countries” for purposes of the Rule include the Democratic Republic of the Congo or an adjoining country, including the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company has determined that certain of its operations manufacture, or contract to manufacture, products and that Conflict Minerals are necessary to the functionality or production of those products. Specifically, the Company believes that the vast majority of the Company's products sold, contain at least one or more Conflict Minerals.

The Company is a fabless semiconductor company and thus is not involved in the actual mining or direct purchase of Conflict Minerals. As there are several third parties in the Company’s supply chain, the Company must rely on its suppliers to provide information regarding the origin of Conflict Minerals used to manufacture products supplied to the Company and has taken measures to identify the smelters and suppliers of Conflict Minerals in its supply chain.

The Company has adopted a Conflict Minerals Policy stating its commitment to avoid the use of Conflict Minerals and its support of an industry-wide approach to responsible sourcing, including the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) conflict-free sourcing initiative and Conflict Free Smelter (“CFS”) program. The Company’s policy also states its expectation that its suppliers have policies to reasonably assure that Conflict Minerals in the products they supply to the Company are conflict free and to establish their own due diligence program to promote conflict-free supply chains. The Company encourages its suppliers to ensure that all Conflict Minerals used to manufacture products they supply to the Company originate from smelters participating in the CFS program.

The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals contained in its products, which inquiry was designed to determine (a) whether any of the Conflict Minerals contained in its products originated in the Covered Countries and (b) whether any of the Conflict Minerals are from recycled or scrap sources. The Company also exercised due diligence on the chain of custody and source of the Conflict Minerals. These due diligence measures were based on the EICC/GeSI conflict-free sourcing initiative with smelters and refiners of Conflict Minerals.

The due diligence measures included: (a) conducting inquiries of its direct suppliers of materials containing Conflict Minerals, using the EICC/GeSI Conflict Minerals reporting template to identify the smelters and refiners of Conflict Minerals who provide such Conflict Minerals to the Company’s suppliers, (b) comparing the smelters and refiners identified as a result of this inquiry against the list of smelter facilities identified as “conflict free” by programs such as the CFS program, (c) obtaining written declarations from its suppliers as to whether the Conflict Mineral in the Company’s products originated in a Covered Country or was from recycled or scrap sources, or that the supplier has no reason to believe that the Conflict Mineral originated in a Covered Country, and (d) obtaining written representations from each supplier of the product as to whether (i) the supplier conducted its own reasonable country of origin inquiry within the meaning of the Conflict Mineral Rules with respect to the Conflict Mineral included in the product manufactured for the Company; and (ii) based on that inquiry, the supplier determined that the Conflict Mineral did not originate in a Covered Country or was from recycled or scrap sources, or that the supplier has no reason to believe that the Conflict Mineral originated in a Covered Country. The Company is working with its direct suppliers to eliminate the use of Conflict Minerals from their supply chain.

Based on the information provided by the Company’s suppliers and through the due diligence process, the Company was unable to reasonably or definitively ascertain all of the facilities used to process the Conflict Minerals in the Company's products. However, set forth in Appendix A is a list of CFS certified conflict-free facilities identified by its supply chain thus far. In addition, despite having conducted a good faith reasonable country of origin inquiry as well as the due diligence process described above, the Company does not currently have sufficient information, and therefore has been unable, to determine the origin of all of the Conflict Minerals contained within its products because certain smelters or refiner facilities (1) were not identified as part of the CFS program or had not received a "conflict free" designation from an independent third party audit program and/or (2) did not respond to its suppliers requests for country of origin information. The Company's efforts to determine the mine or location of origin of the necessary Conflict Minerals in its products with the greatest possible specificity consisted of the due diligence process described above, including reliance on the information elicited from or made available by its suppliers and the smelters and refiners in its supply chain.

The Company expects to take additional due diligence measures to further mitigate the risk that any necessary Conflict Minerals contained in the Company’s products finance or benefit armed groups in the Covered Countries. These measures include but are not limited to: (a) encouraging a greater response rate from its supply chain to the Company’s inquiries regarding smelters and refiners; (b) continuing to make inquiries of its suppliers to obtain accurate, complete and current information regarding the supply chain; (c) continuing to request that suppliers encourage smelters and refiners to obtain verifiable conflict-free sources or to obtain a conflict-free designation from an independent third-party auditor; (d) encouraging its direct suppliers to engage in responsible sourcing, including sourcing materials from smelters listed on the CFS Program Compliant Smelter List; and (e) engaging in industry initiatives that encourage conflict-free supply chains.

Appendix A

Metal	Smelter Name
Gold	Asahi Pretec Corporation
Gold	Heraeus Ltd. Hong Kong
Gold	Nihon Material Co. LTD
Gold	Tanaka Kikinzoku Kogyo K.K.
Tantalum	Exotech Inc.
Tantalum	F&X Electro-Materials Ltd.
Tantalum	Global Advanced Metals
Tantalum	H.C. Starck Group
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.
Tantalum	Ulba
Tin	Geiju Non-Ferrous Metal
Tin	Malaysia Smelting Corporation (MSC)
Tin	Mineracao Taboca S.A.
Tin	Minsur
Tin	Mitsubishi Materials Corporation
Tin	OMSA
Tin	PT Bukit Timah
Tin	PT Tambang Timah
Tin	PT Timah
Tin	Thaiscarco
Tin	Yunnan Tin Company Ltd.